Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: December 3, 2021

The Joe Pomp Show - Interview with Joe Pompliano

The Joe Pomp Show

December 2, 2021

Joe Pompliano:

Jack, thanks again for doing this today I really appreciate you taking the time. There’s a bunch of stuff I want to talk about with you, a lot has happened uh not only in the ticketing world but in sports in general over the past year, but before we get to all that maybe let’s just start with kind of a foundation and if you could just talk through briefly kind of how you came up with SeatGeek—the idea, how you got it off the ground et cetera. That might be helpful.

Jack Groetzinger:

For sure. I am a sports and music fan first and foremost. So grew up in Cleveland going to a ton of Cleveland sports games and moved to Boston, one of my co-founders Russ and I did the same, and we were just blown away honestly by how broken the ticketing market was and the user experience of actually buying tickets to go to a game or a show and thought that there must be a better way. So initially got into the industry by specifically trying to use analytics to help people find better deals and buy tickets at the right time. Our thinking was that that was kind of a lightweight way that we could make the process easier and over the last 12 years SeatGeek’s grown a bit in scope we’ve sort of found more ways to hopefully radically improve the process. We launched a mobile app before that was an obvious thing to do and more recently got into the enterprise side of our our world by working directly with teams and venues.

Joe:

So let’s double click a little bit on on the early part of that story right which is uh buying tickets on the secondary market back in, this is 2008 2009 right, so uh what feels like a very long time ago but really not that long ago. When you were buying tickets previously just as a fan going to concerts, going to sporting events—what was that process like and what annoyed you about that process?

Jack:

A few things. First of all, a lot of it happened on Craigslist or in person with people you didn’t necessarily know. So there was a really meaningful amount of fraud and even if you weren’t actually being defrauded there was always this lurking feeling that you might be. This uneasiness that came along with it. There’s also not a lot of price transparency - ticketing is different for many industries and that you could think of. If a ticket would have a SKU like a barcode you can think about every ticket having a different SKU, but there being only a quantity of one each, which is different from, I don’t know, buying an iPhone, where the price and the value is well-known in that case. [inaudible] with ticking it’s not obvious what you should pay and as a result it’s very easy to get ripped off or even if you don’t get ripped off given that it’s hard to know the underlying value you always have that feeling that you might have. So ultimately I think what’s really a shame about that is that it historically has led to people doing less stuff you know going into fewer shows, fewer games and uh we’re trying to solve that.

Joe:

Uh I can speak from personal experience and I’m sure anyone else can that has been either ripped off or deceived, or uh worked with a ticket broker of some type, that it’s a frustrating process for sure. So you have this idea right, you and your co-founder, have this idea. Do you initially go out and raise money? Or do you try to bootstrap it for a bit?

Jack:

We bootstrapped for about a year maybe a little bit less and then we raised our first seed round in 2010.

Joe:

Okay and what was that process like? Were people interested immediately? Did you get a bunch of no’s? Just walk me through that.

Jack:

Got a bunch of no’s. Got a few yeses. That was back right after there was a real meaningful financial crisis, so it was a particularly hard time to raise money. And we were also doing it in New York when that was a less trendy thing to do. So we also had a lot of people asking us why now and why are you doing this here? But we stuck with it and really the thing that made the process a bit easier was that we began to get traction, not a ton of traction, but enough that we could show meaningful week over week growth. And a few investors were willing to take a bet on us which I’m very grateful for.

Joe:

Yeah of course, I think uh every founder that has had some success, uh especially back in those times, has a story of a bunch of people saying no right? And uh you remember those people, but it’s certainly helpful to get some yeses along the way also. So let’s let’s uh zoom back out and let’s go to maybe like 2019, 2020 right. Walk me through the process from 2009 the next decade to 2019, actually building SeatGeek. Uh you guys were doing a meaningfully more amount of revenue, you had some traction, a bunch of users here, especially in the United States and some abroad. Just walk me through kind of where the business grew and how you did it.

Jack:

You’re talking before Covid right? The last few years.

Joe:

Right, yes.

Jack:

So, ultimately what makes SeatGeek different from everyone else out there, is that we’re vertically integrated, meaning we work directly with teams and rights holders, building out a press offer that they use to run their venue, run their business. We also have a set of apps that fans use to buy tickets and we do everything in between. And ultimately that, you know, we believe enables us to offer just a much better easier experience than would otherwise be possible. So fast forward to 2019 we launched an enterprise business, we continued to develop out our consumer apps and really focus on that being an incredibly tight simple uh connection between the two. We are fortunate to work with a bunch of major pro sports teams Dallas Cowboys, uh Cleveland Cavs, Brooklyn Nets, many others. And um also have had been building our UK business at that point, so we’re fortunate to work with about half of the English Premier League teams.

Joe:

So just for my knowledge too, because I’m kind of learning on the fly here of some of these things, which is um the economics between the resale market and the enterprise business that you’re talking about, which is I believe primary dealing with teams right? You signed an agreement with them they give you tickets on the primary market versus the secondary market. How much money are you guys making on each, like how does that whole process just work and what you can share, obviously?

Jack:

Yeah of course. Ultimately at the risk of nitpicking, I look at it less as primary and secondary, and more as enterprise and consumer because ultimately from a fan’s perspective you shouldn’t really care if you’re getting a quote-unquote secondary or primary ticket. You just want to go to a game. And it’s not like, I don’t know, as a comparison if you’re buying a used car, you do care if it’s primary or secondary. That’s not the case here. So we’re trying to show fans as much inventory as possible and ultimately keep all of the data and revenue associated with that um in the surface area that’s also visible to teams. Versus you know the historical model where a team might be with a legacy ticketer that is more restrictive around how they do secondary and as a result a lot of those secondary transactions, most of them, are invisible to the team, leak outside the system, and the team is not a part of the revenue from that and they’re also not a part of the data that’s captured as part of that.

Joe:

Gotcha. So one of the things that I think I certainly think about and other people think about when they look at these businesses, is uh what differentiates it, right? What is the difference between uh keeping customers or someone going to a different platform—as you mentioned everyone in most cases is just looking for the best deal right and it doesn’t matter to a lot of people whether it’s SeatGeek or one of your competitors necessarily. How do you think about keeping customers, right? Is it something where hey we have a much better tech stack, we got them on mobile versus desktop? What? Walk me through kind of just how you think about eliminating churn in those processes.

Jack:

Yeah. First and foremost, like you mentioned people want to get a good deal and they won’t want to see as much inventory as possible. So we have a huge landscape of inventory both primary and secondary and we think really competitive prices, so that if you come to SeatGeek you know that you’re going to get a good value. We help people understand if they’re getting a good value with a feature called Deal Score which rates every single ticket on good deal, bad deal.

Joe:

Was anyone doing that when you did that by the way? The Deal Score? Yeah cause that was genius. I’ll just give you some credit, uh and once it hit, right, it was like why wasn’t anyone else doing this and for people uh who are listening and Jack can correct me where I’m incorrect or where he wants to add something, but a Deal Score was essentially taking different tickets and saying they’re mispriced right, there’s some kind of inefficiency in the market—here we believe this ticket is worth two times more or three times more, four times more and it’s a good deal and most ticket brokers traditionally, uh your competitors I assume in these cases, would say, hey this is the bottom three or the bottom four tickets to get in right, so if you’re looking to go to a venue and you just want to get in—if you want to go to Madison Square Garden to a Knicks game, they’ll just give you the four cheapest tickets. But you guys said hey maybe they want to sit, uh pay an extra 50 and get a better seat. It... Was that the thought process?

Jack:

Yeah exactly. It was the best thing people could go off at that point was face value. You could say okay this face value for this was 80 and it costs 85 or whatever, but the reality is face value is often a pretty poor indication of how good a value something actually is and also it changes, you know, if a team sold tickets the beginning of the season at one price, but then they’ve had an incredible year and their record is much higher than folks anticipated, then face value is probably no longer a good indication of what you should be paying. So we wanted to give people a real-time understanding of what a ticket was actually worth again to your point, makes it easy to not just go if you want to find the cheapest ticket possible, but maybe you want to have an awesome night and sit you know first three rows, and you can find the best deal in that situation as well.

Joe:

I love it. I’m getting a uh crash course and hopefully the listeners are too on uh on the ticketing business which I think is fascinating. So let’s uh let’s let’s go through kind of Covid real quick right? So where were you when this happened? The the topic I always point to especially being associated with sports is the NBA, right? When they said hey we’re shutting down uh we’re not going to play games anymore—do you remember where you were and kind of your original thought process?

Jack:

I remember we had a board meeting the day uh that the NBA made that choice, and we were talking about it at that board meeting, and we were certainly very concerned but I don’t think any of us anticipated that, I think it was, correct me if i’m wrong, it was 24 hours later that the NBA had indefinitely cancelled games and maybe another league had as well, it happened really freaking quickly. And um I don’t think anyone was was fully prepared for that.

Joe:

Yeah and as an operator of this business, is it just like holy shit or is it you know, let’s let’s figure out what we can do uh and make it right in the meantime?

Jack:

Yeah I mean certainly uh first hour there was definitely a holy shit moment or two, but you know pretty quickly we had to decide how we were gonna approach this and we took what, at the time, was a bit of a scary approach. We unlike most others that we compete with, we didn’t cut back much. We pretty quickly raised a meaningful round of financing and doubled down and kept growing the business and kept hiring and signing teams, finding clients building new features, all with an eye towards capturing market share and coming out of Covid with far and away the the strongest product. And it took a little bit of a leap of faith, just because there was so much uncertainty at that time, but ultimately we knew that at some point you know when Covid would be over, live events would return. It’s a very fundamental thing that people need and they’d be back out there and we wanted to have the best product possible when that happened.

Joe:

Gotcha. So walk me through, right. It sounds like uh I’m assuming. You mentioned part of the team grew, right. You’re you’re developing new products, you’re hiring certain people, but I’m also assuming at the same time you were at least scaling back some of the marketing expenses, and some stuff like that right. So walk me through your guys position in the market uh before Covid and now, where we are, call it a year and a half, almost two years later.

Jack:

Yep. What we’ve disclosed as part of the SPAC process that we’re currently going through, is that we increased our market share by about 50 or 60 percent pre versus post Covid, and I think a lot of that ties back to what we were just talking about, doubling down during the pandemic and ultimately making a better product.

Joe:

Gotcha. Uh okay so one of the things I’m fascinated with uh with SeatGeek is I know uh Ian Borthwick well so, yeah Ian’s a great guy uh good friend of mine. I think he does a phenomenal job uh marketing for SeatGeek, obviously uh I hope you, that you agree, but I would say that one of the things that you guys have done really well from a consumer standpoint, is your marketing efforts and you guys, I think more than most companies especially in this space, took a different approach and you worked with a lot of influencers. I know, as part of the the the SPAC process and your investor presentation, you guys specifically called out you had a network of 2,400 influencers uh your Gen Z base was nearly double all of your competitors, as a percentage of total clients for consumers. Walk me through uh one were you on board with this strategy from the beginning, and if not why not, and then two like just how has it gone?

Jack:

I was on board but I never imagined it could be as successful and large as it has been. In the early days, and Ian’s the man, huge credit to him for having the vision to to see that. I think the way we market, the way most companies market today, is really different from 10 or 15 years ago. 10 or 15 years ago we were buying display ads and no one’s doing that anymore. That’s going to be true in the future and influencer marketing I think is going to be a much bigger category in three years, in five years, than it is today. It’s also something that’s like super natural and authentic for us as a live entertainment company. It’s not like we’re selling toilet paper, right, we’re doing something that inherently is exciting and fun, and people, you know, if you’re an influencer and you’re vlogging about a live event that you went to—it’s a very natural thing for us to sponsor. Some of the best work I think our influencer team has done, has been around sending people you know, maybe to their, with their dad to the World Series that they wouldn’t have otherwise gone to, blogging, taking video of that moment um and then sharing it with everyone. It’s totally what we stand for. It’s very natural thing for us to get behind and it just so happens it also really works from an ROI standpoint.

Joe:

Yeah and that’s a good uh point from the ROI standpoint, right, and one of the things—I work with sponsors anyone who works with sponsors knows that a lot of people, I would say have a have trouble attributing these things right and figuring out where not only is our sales coming from, but where the ROI is coming from, the impressions, all that kind of stuff. Is that something that you guys struggled with on the influencer front or was it was it pretty obvious early on?

Jack:

It’s certainly harder than say search engine marketing, it’s you’re never going to have that level of granularity, so it takes a bit of a leap of faith. I think we’ve gotten very good at it over the years. I think we can do it better than anyone else which ultimately allows us to make bigger bets, but also it’s it’s important to keep in mind that I think how well influencer works varies a ton across companies—because if you don’t have an authentic brand that influencers actually can incredibly get behind you might see bad ROI no matter what, even if you track that well or or poorly. So it’s been a kind of perfect storm for us where we have a brand that influencers want to get behind, we want to get behind them, and they have audiences that are actually spending money on tickets and uh and do that to some extent because we’re, you know, part of their community and partnering with so many influencers.

Joe:

Yeah it’s crazy uh what being good at the internet can do right, and that’s literally what I call it right because it’s just like being good at the internet and that’s what a lot of these influencers are. But is there any, I gotta ask, is there any, like one campaign where you were like guys this is uh a little off map this is a little ridiculous like no?

Jack:

I’ve never said no. It’s possible. I think our team is pretty good about you know knowing where to, where to draw the line and um you know ultimately one of the cool things I think about what Ian and his team do, is that it’s not it’s not like we’re planning out many months in advance what we want to do and not to. It’s often you know a YouTuber calling him at 10 or 11 at night, he’s about to make a video, he wants to know if we’ll sponsor it and I think one thing that we’ve done, that’s helped in his team be successful, it’s just enabling them to make those calls without needing approvals or a lot of process around that, knowing that ultimately if we’re going to be successful in a category like influencer marketing that’s that’s how you got to do it.

Joe:

I was going to uh ask so I’m happy you brought that up because I was curious about the process of this right. So one of the things that stuck out to me, I tweeted about it a while ago, uh but during the NFL draft Pat McAfee, who you guys have uh or have had in the past sponsorship deals with are partnerships with, um he did an NFL draft, I forget what he called it, but it was a a YouTube live stream and it was much much much bigger than I think most people anticipated it would be.

Jack:

It was bigger than the official NFL draft stream at the time.

Joe:

Right yeah, so like I logged on and I was like another holy shit moment like damn this YouTube live stream thing is real uh and he was just dominating from a numbers perspective. And I remember seeing you know, I’m watching it for a little bit, I have both on and all of a sudden, he has like breaking news that SeatGeek is sponsoring it, and SeatGeek back and SeatGeek doing all this stuff um and Ian was obviously having fun with it on Twitter and stuff, but it sounds like they have some type of uh ability to make these calls on the go because of these relationships and stuff. And one of the things that I tweeted was legacy uh companies not only in the ticketing space but in the media space wouldn’t be able to do this right, and it takes both sides—Pat to be able to say hey let’s do this and then you guys just say okay we have a deal, let’s go do it. How do you think about that kind of changing the landscape versus how people have done it in the past?

Jack:

Yeah I think it’s exactly right. It’s uh requires empowering those people to make those decisions, which means you need to have a lot of faith in in the team doing it, and also we’re in some sense comfortable doing that because we have a long track record of making, you know, profitable and successful debts when it comes to influencer marketing. Whereas if that was our first one, it would probably be a little bit uncomfortable.

Joe:

Gotcha, yeah. So, alright let’s transition a little bit to talk about uh your guys recent plans to go public. So you’re going public through a SPAC, via SPAC. Why are you doing it?

Jack:

We have been working towards being a public company for a long time. Ultimately I think it’s the right move for us as we grow and become more mature, and decided to go this backroute for a few reasons. One of the top ones was RedBird, the sponsor who we’re working with, just has a really long and successful track record in sports and entertainment. They own part of Fenway, they own part of - they started OnLocation...

Joe:

Fenway Sports Group.

Jack:

Yeah so just long track record and felt like they were kind of the perfect partner for us to do this with.

Joe:

Okay and I think SPACs, people have had enough time to be acquainted with them. I think over the last two years they’ve become much much more popular, I don’t have the numbers on me but people can look, they they blew up last year and uh maybe they’ve come down a little bit, but how does this process work for someone who’s maybe not as familiar with it?

Jack:

Yeah. You know, ultimately, at a high level it’s just a different way of becoming public, and it’s not inherently better or worse. There’s basically three ways you can do it—it can be a direct listing, a traditional IPO, or a SPAC and I think for any given company, which of those routes makes the most sense depends a bit on their particular circumstance. But in the end you’re a public company, just as you would be in those other routes and ultimately you’re going to be judged by your success and the value you create. So in some sense, I think people have gotten a little bit too caught up on the mechanism and are missing the bigger picture of, this is just another vehicle by which to become public.

Joe:

Gotcha and is there a reason why uh, maybe you haven’t necessarily thought about it in this way in the past, but is there a reason why you believe SPACs have become more popular today than they were say five or seven years ago?

Jack:

[Music]

That’s a good question—I think to some extent the fact that very successful companies did it and made it legitimate, helped others have confidence because in the more distant history they had a bit of a negative [inaudible] associated with them, of sort of only bad quote unquote companies become public via SPAC, and that really changed starting around two years ago, and as a result more companies felt comfortable going the same route.

Joe:

Gotcha. And so uh what percentage of your business is mobile versus desktop now?

Jack:

Haven’t released that but we’ve always been super mobile centric. I mean we, right now, if someone’s starting a company and they are telling you they’re building a mobile app, it’s a very obvious, like no shit of course you are, but we built the first SeatGeek mobile app at a time when it actually felt very non-obvious, and I remember we had an intense debate about whether or not we should do it. One of the reasons it was a hard call is because at that point people really weren’t spending meaningful money on phones. And obviously we’re not gonna you know, people need to to buy your app if it’s gonna monetize it all, but we did it betting on the fact that that would change and obviously it has changed quite a bit.

Joe:

And I haven’t heard this relative to SeatGeek specifically, but I think one of the things that most people can agree on is that uh there’s much more loyalty, as I mentioned before, on mobile versus desktop and I would assume that is the case uh even more when it comes to ticketing, when there is less kind of things diversifying the products. Are there any metrics that you guys have released or that you can share around uh the conversion rates relative to mobile versus desktop?

Jack:

Haven’t released anything there but I think you’re exactly right that the typical use case on desktop might be someone who knows exactly what they want to go to, and they type in a search on Google, and they look at the results and they might compare deals. Whereas on mobile it’s much more often someone who just installs the app on their home screen and fires it open every day or every week when they’re thinking about going to something, versus you know comparing many different apps, and so it’s a much more one-to-one relationship than you would have on desktop web.

Joe:

Gotcha.

And then uh I’m just gonna fire, I’m just firing away here now, I don’t know if you caught up with this but I got a bunch of questions - uh I only want to go for about 30 minutes today, so I’m just going to keep going, yeah. Let’s let’s talk enterprise sales - uh right so you have the consumer side and the enterprise sale. I don’t know if you’ve released how many you have, I know you mentioned some previously, the Cowboys, the Nets, uh the Cavs - all those. Is there a number that you need to get to? Or are you gonna look outside of uh domestic leagues and start going for other leagues also?

Jack:

We’ve got a little over 275 in terms of total clients - we’re very focused on major pro sports clients particularly here in the US, just because there’s so much opportunity, so we currently, um that’s really where we’ve been focusing most of our sales efforts. And you know you mentioned international – we do take a meaningful fraction of the English Premier League. We’ll continue to sign more folks there, but particularly over the next year we’re, we’re focused on signing as many US pro sports clients as possible.

Joe:

And how

does this work with US sports leagues? You’ve obviously worked with NFL teams and NBA teams. Do they all sign their own individual deals?

Jack:

So we have league relationships, official league relationships with the NFL and Major League Soccer. But with a few exceptions for the most part, teams are enabled to choose whatever company they want to be their ticketing partner, regardless of the league deal. So that means that we, of course, want to work with as many leagues as possible, as closely as possible, but that’s not a necessary condition to us signing a given team.

Joe:

Gotcha and are these uh exclusive deals or are they - and the reason I’m asking too is because uh one partnership that sticks out is there’s been a bunch recently but the big one was Crypto.com sponsored uh the Staples Center in LA right and they paid a bunch of money for it. And part of it was they got a partnership with the teams too right, and they’re the official crypto provider of the teams. Do you guys look at it as a partnership with the team or is it strictly from just say uh kind of, we’re going to resell your—we’re going to sell your tickets on the market standpoint?

Jack:

Yeah, good question. We’re generally working with both the venue and the team, and often there’s a ton of overlap between those two things—but by way of example, one of our more recent clients is the Brooklyn Nets and Brooklyn Sports and Entertainment, we’re ticketing all Nets games but we’re also ticketing all other events that come through the Barclays Center, where the Nets play, which means that it’s not just basketball—it’s many other types of events as well.

Joe:

Gotcha, um okay. So well, first off I feel like uh - do you go to like every sporting event in the world? I feel like that would be my reason to start a company like SeatGeek when I was younger.

Jack:

The perk of the job man, but it’s also now - I can’t go without, you know filing three different feature changes that you know that I’ve noticed, or noticing any little thing that we could do better. Um so uh...

Joe:

Slightly paranoid while you’re there.

Jack:

Yeah exactly.

Joe:

That’s awesome. Uh okay, so let’s touch on um kind of the newer age stuff that people are talking a lot about. Uh NFTs, crypto, blockchain, web 3, whatever you want to call it, the metaverse—there’s a million different words that you can refer to it as, um and apologies to the believers of anyone that I missed. But let’s talk uh NFT specifically first when it comes to tickets. So there’s been some leagues uh some team owners and people like that, that have said hey NFTs could be a real application when it comes to ticketing. We think uh on one side the consumer gets a more trustworthy process, you know you’re not getting scammed you can verify everything and not just trust, and then on the other side the leagues and the teams have the ability uh through the contract to continue to earn revenue from resales, right. So uh you’re the Brooklyn Nets, I buy a ticket from you, I go resell to a friend they have the ability to earn whatever percent they want from that resale market also. Have you talked to uh other leagues or teams about this and just walk me through kind of their general reaction to these uh these new technology and features.

Jack:

I think it makes a ton of sense at a very first principles standpoint—you know people historically collected ticket stubs to remember going to an event, if you go to game seven in the world series that’s a ticket you probably keep. Our industry has changed a lot in the last five years in that physical paper tickets have for the most part going away, something you know nearly all tickets we sell now are digital, so you ostensibly lose the ability to have that keepsake, but NFTs bring it back and also just add a lot of possibility on top of it um. So, we are big believers in NFTs as you know a collectible and a thing of value and to your point there’s also lots of different ways to make the actual process of buying tickets and getting into an event and um experiencing that event part of this whole technology ecosystem. As an example we have a product uh called Rally that allows people to buy food and beverage when they’re actually at a game or buy merchandise that’s something you could potentially attach to an NFT. Um you can unlock different experiences when an event via NFT, so it ultimately allows a ticket to go from being a barcode to a little piece of software and there’s lots of possibility that you can load into that.

Joe:

Have you guys started working on any of this tech?

Jack:

Yeah we’re we’re you know we don’t talk too much about what we’re building, but I think it’s super interesting. I think that it is absolutely going to be the bigger part of our industry, and many industries over the coming years, and we want to be part of it.

Joe:

Okay so, let’s fast forward 10 years from now. What percentage of tickets, if any, for sporting events include uh an NFT component to them.

Jack:

I would guess a really substantial fraction, so yeah I’m not sure I’d say a hundred percent, but north of 80 would be my best guess.

Joe:

So that will be the reality - it’ll essentially become the industry standard, is to attach some sort of NFT component to digital tickets.

Jack:

It’s all, yeah yes and it’s it’s worth noting it’s not that hard to [inaudible] NFT you know once you’ve established a barcode you’re just giving people optionality didn’t have before.

Joe:

Gotcha and is there anything you think of outside of uh there’s obviously a collectible, a collectible component that—I think of right uh I went to the Miami Heat game here for the season opener and one of the things that FTX did as part of their sponsorship was they uh gave everyone a t-shirt and there’s a barcode on the back and you could scan it and you got an NFT for attending the game. And it’s meant as a collectible really right. Outside of that what are the other use cases that you could see uh professional sports teams being interested in?

Jack:

I mentioned another second ago, but I think this idea of unlocking additional incremental experiences or loading other things onto an NFT is potentially really interesting and ultimately um I love this idea of moving from a ticket as a barcode to a piece of software – and I think that opens up a ton of possibilities.

Joe:

And would one of those be like a rewards program?

Jack:

Sure could be, I mean part of the beauty of it is you can—when uh you know, what can you accomplish with technology becomes the landscape, you can just do a lot of stuff that you couldn’t do if it was just a physical ticket.

Joe:

I’m just trying to make sure that uh the lead partners you guys are working with are thinking about this stuff.

Jack:

But do you think they are? I mean you talk to a lot of people in this world, like where do you think, do you think folks are giving it enough attention?

Joe:

I like how you did that, you turned it on me. But yes I I do. I think that there’s uh some people that are more educated about it than others, obviously, um but I think that most people can agree that there are some really unique use cases. So one of the things that I spend a lot of time talking to people about and thinking about are the social component from a community aspect right? And when you think about professional sports organizations and teams in general, they were really the first communities. Right? You had the fandom that connected everyone to the players and there was all these entertainment aspects to it and you really had that authentic connection. And I think they’ve lagged behind in a lot of use cases because there was never that direct relationship really right? A lot of it was one-sided there was not really an input from the fans and what we’re seeing now is uh NFTs obviously have all the components that we mentioned previously about collectibles and helping in the resale market from a ticketing perspective and all of that that’s fantastic. I think from a technology standpoint that will become the norm. I completely agree with you but I also think there’s another aspect of this that will make it more uh more of a community right? And we’ve seen social tokens come up they’ve become much more popular uh in regards to teams implementing them uh the Patriots just signed the first one from a North American perspective, there’s a bunch of european soccer clubs that have done the same thing, but I think the one thing that those lack is a lot of them do not have the ability to really vote on instrumental things, right? So when people bought uh social tokens to start and there’s a few different companies that do this, but when people originally bought them for the bigger soccer clubs in Europe they thought that they were going to be voting on uh very cool things like the starting lineup or the jerseys they were going to be wearing or things like this and that’s not to say these companies were deceiving them because they were totally upfront and honest - but I think that the technology, that’s what people were promised right, this idea of uh of a community of a dow, like structure giving you the ability to go in and really make a difference. And what a lot of these social tokens end up doing is you end up voting on uh the pregame music right, you end up voting on the social media graphics for a player of the game right - so like very uh..

Jack:

Trivial things.

Joe:

Exactly so I think the the people uh that use that technology to make a a more uh communal relationship with the fans will do really well—and like I said I think that there are leagues and teams that are thinking about this in a really good way. Uh like you know we’re talking about handing out NFTs, there’s already teams that are doing this right? The the uh Mavericks I believe did this, the Heat did this right? So there’s teams that are already doing this especially here in North America - I just think that uh there’s got to be like another step to it, right? Like it can’t just be - I want to give you a collectible and maybe you’ll go change it around. You got to really establish that relationship because at the end of the day sports, more than anything, more than any category, have the ability to really create an authentic relationship with between the players the team and the fans. So if you can harness that in some capacity whether it’s through a social token or some other kind of decentralized technology, I think NFTs are obviously one of those options also but I think those are the people who will really end up benefiting from this.

Jack:

100 - I think it’s right on and you’re you’re right that there’s different level, layers of understanding and a lot of people, I think, or at least some people are interested in it because it’s a buzzword without a deep understanding of what’s actually possible. Uh there’s a definitely a bit of that in sports where people want to be cutting edge, but they don’t really understand uh the sort of fundamentals of what an NFT is and why it’s important - but there’s a lot of people that do and that’s only going to increase.

Joe:

Yeah and I talked about this a little bit on the last podcast, but it was generally uh a lot of this is just people want to be seen as innovative right and not everyone really is. And it’s the same with the last podcast was specifically around athletes being paid in bitcoin and right, when you really think about it some of them are doing it from a a perspective of yeah they want to own bitcoin they believe in the asset et cetera, but some of them are getting paid marketing money and they’re using this as a as a way to uh increase their cultural relevancy, right? So which isn’t wrong yeah, which isn’t wrong at all right that’s totally cool and normal uh but at the end of the day, I think from a technology perspective, you really have to invest in it because if you don’t it’s going to end up just being a collectible and I think they’ll get passed by.

Jack:

Yeah and that’s you know, as we think about this and build towards it we want to be very intentional about how is this going to ultimately make the industry better in a long-term foundational way, versus just you know minting NFTs for every ticket because it’s a trendy thing to do.

Joe:

Gotcha. Okay uh so I ask every uh entrepreneur, operator or or someone who has built a business that comes on the show this - it’s hard right, it’s not easy uh you guys are going public, you’re a very big company, I think the combined valuation of the new entity is gonna be uh 1.3 or 1.4 billion dollars, so a big big company - obviously congrats to you and your co-founder and your entire team for doing that - but along that way like I said it’s hard. Is there anything that stuck out where you’re like, you know anything crazy that you had to do to keep the business alive? Any story where you’re like, I can’t believe we did that? Were there any near failures? Just like talk to me a little bit about like what went into building this company from uh from a difficulty standpoint.

Jack:

Yeah, good question. A few things come to mind. I’ll go way back early on - we were really betting on price forecasting, basically the idea that you could optimally time the time you bought a a ticket. We were inspired by this company Farecast which was eventually bought by Microsoft but they basically tell you, oh Joe wants to you know go to LA, tickets are going to move up or down over the next few weeks, so you should buy it this time. So we spent really a year building that out on SeatGeek and ultimately just failed to capture anyone’s imagination. I think part of the problem was that, yeah you could maybe time the the purchase slightly better one time versus another, but what really is going to determine if if you got a good deal or not, is the specific seat you buy and of the 5000 available, if you got the right one - it was a bit different from that airline use case - so given that that was really what we launched with, it took a lot of uh sort of self-reckoning to eventually decide to shut that down - but at one point we just pulled the plug, removed that as a feature of SeatGeek. But the silver lining was that we had realized that people actually wanted to get a good deal among the 5000 tickets today versus time their purchase for a few weeks in the future, and that’s what really led to Deal Score, which we talked about earlier. A way for people to find good values among everything available.

Joe:

And how long did it

take you guys to build that product the price forecasting?

Jack:

Yeah. We had for over a year before we pulled it and it was really the first year of our company, so it was a particularly sensitive year because that’s when you’re really fighting for your existential existence, and given that we launched with that and it was a core part of our pitch, it was uh a particularly hard thing to kill.

Joe:

Oh and I got one more thing actually, you’re gonna laugh at this, but I do a little prep, I don’t just come in here and wing it all right, and as uh part of my prep, I read a uh CNN article that said that you - it was 15 questions - and it said uh there’s two things that stood out to me and I want to clarify if these are still true and why you do them because it was from a few years ago. It said that you sleep on the couch most nights because you find it too comfortable in bed and you don’t want to get up. What’s going on there, is that true?

Jack:

First of all, this article is a good example of uh—the backstory here is we initially gave my answers to 15 questions and I think the reporter came back and said oh they’re not interesting enough, so we like brainstorm, all right how can we spice these up? Should not have done that because now I get more questions about this thing than I ever could have imagined. But no to get back to uh what you asked, I no longer for many years, have slept on the couch.

Joe:

Oh my god that’s amazing, that’s uh to be honest that’s kind of what I expected is when you do these things if it’s not like something that’s weird enough – like one of the ones that always sticks out to me is uh and it was a different structure of an article, this was I believe it was New York Times but it was like a legit or New York Magazine, it was like a legit article on uh John Foley the Pelton CEO and one of the things he said was, uh every morning he gets up and he drinks like 40 sips of water from his hands from the sink. And it was the craziest thing I’ve ever read and he was like the quote was literally uh, I found out in college that it, that it’s really key to be hydrated right and he said, so I go to the sink, I put water in my hands and I drink 40 sips or until I’m about to throw up and I do that every morning. And I was like dude that’s like, I get it but that’s kind of like that’s crazy like that’s...

Jack:

39 sips just doesn’t get the job done, it’s that 40th.

Joe:

Yeah the 40th, where he has to throw up. Uh but the second thing from the CNN thing is, do you still eat 15 egg whites every morning?

Jack:

Yeah I knew you were going there. Unfortunately I do because I, yeah no carb man, you know it’s great way to kick off the day, just a ton of protein.

Joe:

Okay, so you are, you still do no carbs.

Jack:

Uh you know not religiously, but that was the origin of it and I just kind of stuck with it.

Joe:

I like it man. It’s uh it’s good to have habits like that. Um okay all right i’ve embarrassed you enough here at the end, so I’ll let you go I appreciate you doing this. Uh good luck with everything that’s to come, I’m excited to see what you guys do next, uh and congrats on all your success so far.

Jack:

Thanks Joe, love your work. Appreciate you having me on, great.

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RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

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